UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant held a Special Meeting of Shareholders on December 28, 2021, at 11:00 a.m., Hong Kong Time, at its principal executive offices at Unit 911, Tower 2, Silvercord, 30 Canton Road, Tsimshatsui, Hong Kong SAR, China.

A total of 23,226,336 votes of the Registrant’s common shares and preferred shares present in person or by proxy, representing 67.22% of the combined voting power of the ordinary shares and preferred shares entitled to vote at the Special Meeting and constituting a quorum for the transaction of business.

Each ordinary share is entitled to one vote, and each preferred share is entitled to three votes. For each of the Private Placement Proposal, Asset Purchase Proposal and Adjournment Proposal, ordinary shares have one vote per share, preferred shares have three votes per share, and ordinary shares and preferred shares are counted as a single group, with a majority of the group required for approval.

The following tables reflect the final tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Special Meeting. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal. The number of votes cast by preferred shares represented 5,000,000 preferred shares multiplied by three votes per preferred share.

1. APPROVAL OF PRIVATE PLACEMENT PROPOSAL

For	Against	Abstain
23,217,907	6,794	1,635

2. APPROVAL OF ASSET PURCHASE PROPOSAL

For	Against	Abstain
23,222,697	2,994	645

3. APPROVAL OF Adjournment PROPOSAL

For	Against	Abstain
23,220,451	4,826	1,059

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: December 28, 2021	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer
(Principal Executive Officer)